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                                 NEWS RELEASE
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PP&L NEWS RELEASE
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release, call (610) 774-5068

Contact: Jim Abel (610) 774-5987



                 PP&L RESOURCES, INC. ANNOUNCES FINAL RESULTS
                      OF DUTCH AUCTION SELF-TENDER OFFER
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   ALLENTOWN, Pa. - PP&L Resources, Inc. (NYSE: PPL) announced Friday (9/18) the final results of its Dutch Auction self-tender offer that expired last Friday (9/11).

        Based on a final count, the company is purchasing 17 million shares of its common stock at $24.50 per share, said John R. Biggar, PP&L Resources senior vice president-Financial.

        On Aug, 14, the company announced that it planned to purchase 17 million shares - or about 10 percent of its outstanding common stock - at a price to be determined within a range of $24.50 to $27 per share.

        Shareowners who tendered their shares at $24.50 or at the price established by the Dutch Auction process will have shares purchased by the company at the $24.50 price.

        Shares tendered and accepted for purchase as odd lots will be purchased in full. Of the remaining shares available for purchase at $24.50, approximately
50.24 percent will be purchased based on the final proration of total shares offered at this price, Biggar said.

        The mailing of payments for the shares accepted in the tender and the return of all other shares tendered but not accepted should occur by September 24, added Biggar.

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        The company also announced on Monday (9/14) that it has authorized a program for the purchase of up to 3 million shares of its common stock on the open market, depending on market conditions. After the purchase of shares through the Dutch Auction self-tender, the company has approximately 157 million shares of common stock outstanding.

        PP&L Resources, Inc. is a holding company based in Allentown, Pa. Its subsidiaries include PP&L, Inc., which provides electricity delivery service to
1.2 million homes and businesses in Pennsylvania; generates electricity; sells retail electricity throughout Pennsylvania through its PP&L EnergyPlus Co.; and markets or trades wholesale energy to 26 states and Canada through its state-of-the-art Energy Marketing Center.

        Other PP&L Resources subsidiaries include PP&L Global, Inc., a worldwide independent power company which develops, owns and operates electric generation and distribution companies worldwide including the United Kingdom, Chile, El Salvador, Argentina, Peru, Spain, Portugal, Bolivia and Brazil; Penn Fuel Gas, which distributes and stores natural gas and also sell propane in Pennsylvania and Maryland; PP&L Spectrum, Inc., which markets energy-management services and products; and H. T. Lyons, Inc. and McClure Co., two energy management and heating, ventilating and air-conditioning firms, which provide both construction and maintenance services in Pennsylvania, New Jersey and Delaware.

        For recent news releases and other information about PP&L Resources, see our Internet home page at www.pplresources.com
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                                        09W1898A1

                                        FINANCIAL